Exhibit 3

(formerly ADB Systems International Ltd.)

Third Quarter 2006 Report

PROFILE

Northcore Technologies Inc., formerly ADB Systems International Ltd. (“Northcore” or the “Company”) provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services. Current customers and partners include GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), Halliburton Energy Resources, Paramount Resources and Trilogy Energy Trust.

Through its wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE’s Asset Manager”), a joint venture launched with GE CEF.

The Company's shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

For more information, please visit www.northcore.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

Since the sale of our Norway business unit, we have been active on a number of fronts. In particular, we have been with working with our colleagues at GE to identify market opportunities - both in North America and abroad - for our suite of joint venture offerings, such as Asset Tracker and Asset Seller.

Through these efforts, we recently provided asset disposition services to support the sale of manufacturing equipment of Canning Vale Weaving Mills Ltd., an Australian textile manufacturer.

In addition, we have paid special attention to Asset Appraiser, a web-based application that accelerates and introduces new efficiencies to the appraisal process. As a result of our joint efforts, the National Auctioneers Association has signed on as users of Asset Appraiser.

In the coming months, we expect increased use of our joint venture technology from organizations in a wide array of industries.

Financial highlights

We reported revenues of $222,000 for the quarter, an increase of 31 percent over the $170,000 generated in second quarter of 2006. Drivers for this growth included our expanded delivery of technology services to customers such as GE, and the increased customer use of our joint venture sales platform, Asset Seller from GE.

In the same period of 2005, operating as ADB Systems International Inc., we reported revenues for our North America and Ireland business units of $261,000.

We reported a net loss for the period of $640,000 or $0.01 per share, basic and diluted. This compares to a Q2 net income of $1.04 million or $0.01 per share, which was realized from income derived the sale of the Norway business unit. As has been reported previously, we sold our Norway business unit for $2.7 million in cash and debt settlement effective June 30, 2006.

The Company also reported an EBITDA loss for the quarter of $404,000. This compares to an EBITDA loss of $607,000 in the second quarter of 2006 and an EBITDA loss of $658,000 in the third quarter of 2005. On a year to date basis, Northcore has recorded an EBITDA loss for the nine months ended September 30, 2006 of $1.38 million. This compares to an EBITDA loss of $2.36 million for the same period in 2005.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options, and discontinued operations. Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at September 30, we held cash and cash equivalents of $866,000.

Operating highlights

In addition to our financial performance, we realized a number of operating achievements in the quarter, notably:
•
We signed an application development with GE Commercial Finance to provide technology that will streamline the remarketing of end-of-lease assets and improve data interactions among a number of existing GE information systems.

LETTER TO SHAREHOLDERS

•	Our joint venture with GE provided asset disposition services to support the sale of manufacturing equipment of Canning Vale Weaving Mills Ltd., an Australian textile manufacturer.

Outlook

Our third quarter results show the potential of our new Company, particularly as we focus our efforts at driving sales through our joint venture with GE and providing our technology services to customers in a wide array of industries.

Given our current pipeline and order backlog, we expect continued double-digit revenue growth in the fourth quarter of 2006.

Yours truly,

Jeff Lymburner, CEO
November 2006

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars) (Unaudited)
	September 30	December 31
	2006	2005
	(Restated - note 3)
ASSETS

CURRENT
Cash	$866	$60
Marketable securities	14	13
Accounts receivable	114	284
Deposits and prepaid expenses	63	115
Current assets from discontinued operations (Note 3)	-	1,114
	1,057	1,586

CAPITAL ASSETS (Note 4)	88	45
DEFERRED CHARGES	55	156
LONG TERM ASSETS FROM DISCONTINUED OPERATIONS (Note 3)	-	56
	$1,200	$1,843

LIABILITIES

CURRENT
Accounts payable	$365	$667
Accrued liabilities	606	618
Due to related parties (Note 5)	7	137
Deferred revenue	101	91
Current portion of secured subordinated notes (Note 6)	1,476	343
Current liabilities from discontinued operations (Note 3)	-	894
	2,555	2,750

SECURED SUBORDINATED NOTES (Note 6)	418	1,800
	2,973	4,550
NON-CONTROLLING INTEREST	-	3
SHAREHOLDERS’ DEFICIENCY

Share capital (Note 7)	101,731	100,859
Contributed surplus (Note 8)	1,799	1,555
Warrants (Note 9)	540	278
Stock options (Note 10)	1,229	1,091
Other options	212	271
Conversion feature on secured subordinated notes (Note 6)	1,159	1,513
Cumulative translation account	-	90
Deficit	(108,443)	(108,367)
	(1,773)	(2,710)
	$1,200	$1,843

Continuation of the business (Note 2)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(Restated - note 3)		(Restated - note 3)
License revenue	$-	$-	$10	$57
Service revenue	222	261	753	718
Total revenue	222	261	763	775

Operating expenses:
General and administrative	410	592	1,350	2,139
Customer service and technology	151	205	476	620
Sales and marketing	65	122	321	379
Employee stock options	42	14	114	46
Depreciation and amortization	23	24	68	68
Other income (Note 11)	-	-	-	(42)
Gains on disposal of capital assets	-	-	-	(2)
Total operating expenses	691	957	2,329	3,208
Loss from continuing operations before the under-noted	(469)	(696)	(1,566)	(2,433)
Interest expense:
Cash interest expense	78	73	278	214
Accretion of secured subordinated notes	99	91	367	277
Interest income	(6)	-	(12)	-
	171	164	633	491

Loss from continuing operations	(640)	(860)	(2,199)	(2,924)
Income from discontinued operations (Note 3)	-	60	2,123	209
NET LOSS FOR THE PERIOD	$(640)	$(800)	$(76)	$(2,715)
LOSS PER SHARE:
From continuing operations, basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.04)
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$-	$(0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	82,545	73,895	78,686	72,494

CONSOLIDATED STATEMENTS OF DEFICIT (in thousands of Canadian dollars) (Unaudited)
	Nine Months Ended
	September 30	September 30
	2006	2005
DEFICIT, BEGINNING OF PERIOD	$(108,367)	$(104,866)
NET LOSS FOR THE PERIOD	(76)	(2,715)
DEFICIT, END OF PERIOD	$(108,443)	$(107,581)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian Dollars) (Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
		(Restated - note 3)		(Restated - note 3)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss from continuing operations	$(640)	$(860)	$(2,199)	$(2,924)
Items not affecting cash:
Employee stock options	42	14	114	46
Depreciation and amortization	23	24	68	68
Accretion of secured subordinated notes	99	91	367	277
Gains on disposal of capital assets	-	-	-	(2)
	(476)	(731)	(1,650)	(2,535)
Changes in non-cash operating working capital (Note 13)	(196)	96	8	394
	(672)	(635)	(1,642)	(2,141)
INVESTING
Capital assets	(59)	-	(63)	(36)
Proceeds from disposal of capital assets	-	-	-	2
	(59)	-	(63)	(34)
FINANCING
Advances from (repayments to) related parties (Note 5)	(63)	47	(130)	139
Issuance (repayment) of secured subordinated notes, net (Note 6)	(375)	1,093	315	1,093
Issuance of common shares	-	-	-	570
Deferred charges	-	(30)	-	(30)
	(438)	1,110	185	1,772
CASH FLOWS FROM DISCONTINUED OPERATIONS (Note 3)
Operating activities	-	(172)	(317)	462
Investing activities - Proceeds from disposition of discontinued operations	-	-	2,643	-
	-	(172)	2,326	462

NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(1,169)	303	806	59
CASH (DEFICIENCY), BEGINNING OF PERIOD	2,035	(2)	60	242
CASH, END OF PERIOD	$866	$301	$866	$301

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS

Interest paid	$12	$15	$33	$55

 See Note 6 for disclosure of non-cash transactions regarding secured subordinated notes.

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

    The unaudited interim consolidated financial statements of Northcore Technologies Inc., formerly ADB System International Ltd. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements. The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2005.

2.    CONTINUATION OF THE BUSINESS

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. With funds secured from the sale of the Norwegian subsidiary, management believes that the Company will be able to meet these obligations. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. Management's business plan continues to anticipate a significant increase in revenue and operating cash flow, particularly from North American business currently under development, but there is no assurance that these objectives will be met.

       These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

3.    DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2.68 million in cash subject to shareholder approval. As compensation for the transfer of UK contracts to the Buyer, the Company will receive a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date. Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company. On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer, which closed on June 30, 2006. Sale of the shares of ADB Systemer include sale of the ADB Systems name. Following the sale of ADB Systemer, the Company will retain access to all existing technology that will be used to service existing customers. In addition, the Company obtained Shareholder approval to change its name to Northcore Technologies Inc. by filing Articles of Amendment upon closing of the sale of ADB Systemer.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company’s discontinued operations.

Balance Sheet	September 30, 2006	December 31, 2005
	(in thousands)
Current assets	$-	$1,114
Long-term assets	-	56
Current liabilities	-	(894)
Net assets from discontinued operations	$-	$276

Income Statement	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(in thousands, except per share amounts)
Revenue	$-	$858	$2,399	$3,171
Income from operations	-	60	331	209
Gain from disposition of discontinued operations	-	-	1,792	-
Income from discontinued operations	$-	$60	$2,123	$209
Income per share from discontinued operations, basic and diluted	$-	$-	$0 .03	$-

Statement of Cash Flows	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(in thousands)
Operating activities	$-	$(172)	$(317)	$462
Investing activities - Proceeds from disposition of discontinued operations	-	-	2,643	-
Financing activities	-	-	-	-
Cash (deficiency) from discontinued operations	$-	$(172)	$2,326	$462

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

4.    CAPITAL ASSETS

	September 30, 2006			December 31, 2005
				(Restated - note 3)
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(in thousands)
Computer hardware	$2,470	$2,399	$71	$2,407	$2,385	$22
Computer software	13	13	-	13	11	2
Furniture and fixtures	266	266	-	266	266	0
Leasehold improvements	27	10	17	27	6	21
	$2,776	$2,688	$88	$2,713	$2,668	$45

5.    DUE TO RELATED PARTIES

During the quarter ended September 30, 2006, the Company repaid advances from related parties totaling $63,000. The remaining amount of $7,000 (December 31, 2005 - $137,000) is interest free and has no specific terms of repayment.

During the quarter ended June 30, 2006, the Company repaid advances from related parties totaling $22,000.

During the quarter ended March 31, 2006, the Company repaid advances from related parties totaling $45,000 through the issuance of Series J notes.

As at September 30, 2006, accrued liabilities included $2,000 (December 31, 2005 - $5,000) in interest payable on the above amounts due to related parties.

During the quarter ended September 30, 2006, interest expense on advances from related parties was $1,000 (September 30, 2005 - $3,000).

During the nine months ended September 30, 2006, interest expense on advances from related parties was $4,000 (September 30, 2005 - $3,000).

During the quarter ended September 30, 2006, the Company paid $15,000 in advisory fees to a director in connection with the sale of ADB Systemer (Note 3).

6.    SECURED SUBORDINATED NOTES

a) During the quarter ended March 31, 2006, the Company issued Series J secured subordinated notes with a face value of $755,000. The Series J notes were issued to private investors including an amount totaling $105,000 issued to three directors/officers of the Company. The Series J notes mature February 8, 2011, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares of the Company with the provision that the total number of shares issued as interest payment cannot exceed 6,529,959 shares. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant. The

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

warrants expire on the earlier of (i) February 8, 2009 and (ii) the date which is sixty days following the issuance of a notice by the Company to holders confirming that the closing price of the Company’s common shares, on the Toronto Stock Exchange, was greater than or equal to $0.35 for any 10 consecutive trading days. The afore-mentioned conversion provisions are subject to a four month and one day holding period. The Series J notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series J secured subordinated notes. The Company determined the fair value of the liability component of the Series J notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series J notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $202,000, $353,000 and $200,000, respectively. The liability component will be accreted to $755,000 over the term of the Series J notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the quarter ended June 30, 2006, $300,000 (face value) of the Series J notes (book value of $95,000) were converted into 2,000,000 equity units represented by 2,000,000 common shares valued at $140,000 and 2,000,000 warrants valued at $80,000 (See table below).

During the quarter ended September 30, 2006, $20,000 (face value) of the Series J notes (book value of $7,000) were converted into 133,000 equity units represented by 133,000 common shares valued at $10,000 and 133,000 warrants valued at $5,000 (See table below).

b) During the quarter ended September 30, 2005, the Company issued Series I secured subordinated notes with a face value of $1,200,000. The Series I notes were issued to private investors including an amount totaling $110,000 issued to four directors/officers of the Company. The Series I notes mature September 12, 2010, have an annual interest rate of 11 percent and are convertible into equity units at a price of $0.15 per unit. Interest for the first year is payable in shares with the provision that the total number of shares issued as interest payment cannot exceed 974,000 shares. Any of the first year interest not paid through the issuance of shares will be paid in cash. Interest payable for the remaining term of the notes is payable in cash upon the earlier of maturity and conversion. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant. The warrants expire on September 12, 2010. The Series I notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series I secured subordinated notes. The Company determined the fair value of the liability component of the Series I notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series I notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $280,000, $472,000 and $448,000, respectively. The liability component

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

will be accreted to $1,200,000 over the term of the Series I notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Cash financing costs in the amount of $137,000 were incurred in the issuance of the Series I notes. A portion of these financing costs, in the amount of $32,000, attributed to the liability component of the notes was allocated to deferred charges. The remaining financing costs of $105,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

In addition to the financing costs described above, the Company issued to the financing agent, PowerOne Capital Markets Limited (“PowerOne”), an option to purchase up to 747,000 equity units at a purchase price of $0.15 per unit. The option expires on September 12, 2010. Each equity unit consists of one common share and one share-purchase warrant with an exercise price of $0.20 per warrant. The share-purchase warrants expire on September 12, 2010. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $193,000 and included this amount in other options. The portion of the fair value of this option, in the amount of $45,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $148,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

During the quarter ended March 31, 2006, $75,000 (face value) of the Series I notes (book value of $22,000) were converted into 500,000 equity units represented by 500,000 common shares valued at $22,000 and 500,000 warrants valued at $20,000 (See table below).

During the quarter ended June 30, 2006, $825,000 (face value) of the Series I notes (book value of $269,000) were converted into 5,500,000 equity units represented by 5,500,000 common shares valued at $235,000 and 5,500,000 warrants valued at $223,000 (See table below).

c) During the year ended December 31, 2004, the Company issued Series H secured subordinated notes with a face value of $520,000. The Series H notes were issued to private investors including an amount totaling $270,000 issued to three directors/officers of the Company. The Series H notes mature October 21, 2007, have an annual rate of interest of 11 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.20 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.40 per warrant. The share-purchase warrants expire on October 21, 2008. The Series H secured subordinated notes will automatically convert into units when the share price of the Company closes at or above $0.45 for 10 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. In order to obtain the required approvals to issue the Series H notes, the Company retroactively increased the interest rate on the Series G notes from an annual rate of 7 percent to an annual rate of 11 percent. The Series H notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series H secured subordinated notes. The Company determined the fair value of the liability component of the Series H notes by calculating the present value of the associated cash flows,

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series H notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $282,000, $184,000 and $54,000, respectively. The liability component will be accreted to $520,000 over the term of the Series H notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $43,000 were incurred in the issuance of the Series H notes. Included in the financing costs was the incremental interest expense associated with the retroactive increase of the interest rate on the Series G notes. Financing costs of $23,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $20,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

d) During the quarter ended June 30, 2004, the Company issued Series G secured subordinated notes with a face value of $1,710,000. The Series G notes were issued to private investors including an amount totaling $170,000 issued to three directors/officers of the Company. The Series G notes mature June 15, 2007, have an annual rate of interest of 7 percent payable upon the earlier of maturity and conversion and are convertible into equity units at a price of $0.31 per unit. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50 per warrant. The share-purchase warrants expire on June 15, 2008. The Series G secured subordinated notes will automatically convert into units when the volume-weighted average share price of the Company closes above $0.70 for 20 consecutive trading days during the term. Holders may convert the notes into units at anytime following a four-month hold period. If the holder does not convert and no automatic conversion takes place, the Company must repay the principal amount in cash. The Series G notes are secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series G secured subordinated notes. The Company determined the fair value of the liability component of the Series G notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series G notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $959,000, $539,000 and $212,000, respectively. The liability component will be accreted to $1,710,000 over the term of the Series G notes through the recording of a non-cash interest expense until such date at which the underlying notes are converted into common shares.

Financing costs in the amount of $230,000 were incurred in the issuance of the Series G notes. Financing costs of $129,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $101,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

In addition to the financing costs described above, the Company issued to First Associates Investment Inc. (“First Associates”) an option to purchase up to 485,000 equity units at a purchase price of $0.31 per unit. The option expired on June 15, 2006. Each equity unit consists of one common share and one half of a share-purchase warrant with an exercise price of $0.50 per warrant. The share-purchase warrants expire on June 15, 2008. Using the Cox-Rubinstein binomial valuation model, the Company has determined the fair value of these equity units to be $59,000. The portion of the fair value of these options, in the amount of $33,000, attributable to the liability component of the notes was allocated to deferred charges. The remaining portion, in the amount of $26,000, attributable to the equity components of the notes was recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

Subsequent to the issuance of the Series G notes, the interest rate payable on the notes was retroactively increased to 11 percent. The increase in the interest rate was a condition of the issuance of the Series H notes (See (c) above).

During the quarter ended June 30, 2006, $60,000 (face value) of the Series G notes (book value of $51,000) was repaid. Accordingly, 194,000 equity units represented by 194,000 common shares valued at $16,000 and 96,000 warrants valued at $6,000 were canceled (See table below).

e) During the quarter ended June 30, 2004, the Company issued Series F secured subordinated notes with a face value of $500,000. The Series F notes had an annual rate of interest of 7 percent paid quarterly in arrears, matured May 19, 2007 and were convertible into equity units at a price of $0.31 per unit. Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50 per warrant. The share-purchase warrants expire on May 19, 2007. The Series F secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term. Holders could convert the notes into units at anytime following a four-month hold period. If the holder did not convert and no automatic conversion took place, the Company would have repaid the principal amount in cash upon maturity. The Series F notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

During 2004, all of the Series F notes were converted into equity units.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series F secured subordinated notes. The Company determined the fair value of the liability component of the Series F notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series F notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair values of the liability component of the notes and the conversion features of the units, comprised of shares and attached warrants, was $286,000, $159,000 and $55,000, respectively. The liability component would have been accreted to $500,000 over the term of the Series F notes through the recording of a non-cash interest expense until such date at which the underlying notes were converted into common shares.

Financing costs in the amount of $26,000 were incurred in the issuance of the Series F notes. Financing costs of $15,000 attributed to the liability component of the notes were allocated to deferred charges. Financing costs of $11,000 attributed to the equity portions of the notes were recorded as a reduction to the conversion feature on secured subordinated notes amount within shareholders’ deficiency.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

f) During the year ended December 31, 2003, the Company issued Series E secured subordinated notes with a face value of $1,000,000 for net proceeds of $994,000. The Series E notes had an annual rate of interest of 11 percent that was paid quarterly in arrears, matured August 19, 2006 and were convertible into equity units at a price of $0.35 per unit. Each equity unit consisted of one common share and one half of a share-purchase warrant with an exercise price of $0.50. The Series E secured subordinated notes would have automatically converted into units when the share price of the Company closed above $0.70 for five consecutive trading days during the term. Holders could convert the notes into units at anytime following a four-month hold period. If the holder did not convert and no automatic conversion took place, the Company would have repaid the principal amount in cash upon maturity. As part of this private placement, the Company issued 30,000 common share-purchase warrants to an associate of Stonestreet Limited Partnership (“Stonestreet”) in consideration for professional fees. Each such warrant entitled the holder to purchase one common share of the Company for $0.50 at any time up to and including August 18, 2006. The Series E notes were secured by a general security agreement on the assets of the Company, subordinated to the security claims provided to the holders of previously issued notes.

The Series E notes were issued to private investors including an amount totaling $100,000 issued to three directors/officers of the Company. Costs in the amount of $6,000 associated with the issuance of the Series E secured subordinated notes were recorded as a reduction of the equity component of these notes.

As required by Canadian GAAP, the Company separated the liability and equity components of the Series E secured subordinated notes. The Company determined the fair value of the debt component of the Series E notes by calculating the present value of the associated cash flows, using a discount rate that reflects the Company’s underlying rate of borrowing. The Company determined the fair value of the conversion feature at the issue date of the Series E notes using the Cox-Rubinstein binomial valuation model. The resulting pro rata fair value of the liability component of the secured subordinated notes and the conversion features of the units, comprised of shares and attached warrants, was $596,000, $292,000 and $106,000, respectively. The liability component was to be accreted to $1,000,000 over the term of the Series E notes through the recording of non-cash interest expense until such date at which the underlying notes are converted into common shares.

During the quarter ended September 30, 2006, the remaining $375,000 (face value) balance of the Series E notes (book value of $375,000) was repaid. Accordingly, 1,072,000 equity units represented by 1,072,000 common shares valued at $110,000 and 536,000 warrants valued at $40,000 were canceled (See table below).

g) During the quarter ended September 30, 2006, the Company recorded cash interest expense of $78,000 (September 30, 2005 - $73,000) and interest accretion of $99,000 (September 30, 2005 - $91,000).

During the nine months ended September 30, 2006, the Company recorded cash interest expense of $278,000 (September 30, 2005 - $214,000) and interest accretion of $367,000 (September 30, 2005 - $277,000).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

h) As at September 30, 2006, accrued liabilities include $518,000 (December 31, 2005 - $363,000) of unpaid interest payable relating to the secured subordinated notes.

i)  Accrued liabilities include accrued interest payable to related parties as follows:

	September 30, 2006	December 31, 2005
	(in thousands)
Series E	$-	$1
Series G	28	29
Series H	4	1
Series I	13	3
Series J	7	-
Total	$52	$34

j) Interest payments relating to the secured subordinated notes totaling $1,000 were made to related parties in the three months ended September 30, 2006 (September 30, 2005 - $8,000).

Interest payments relating to the secured subordinated notes totaling $3,000 were made to related parties in the nine months ended September 30, 2006 (September 30, 2005 - $13,000).

k) The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

Secured subordinated notes	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
	Face Value	Fair Value	Face Value	Fair Value
	(in thousands)
Opening balance	$3,455	$2,143	$2,605	$1,684
Issuance of notes:
Series I	-	-	1,200	280
Series J	755	202	-	-
Accreted (non-cash) interest	-	368	-	405
Conversion of notes:
Series H	-	-	(350)	(226)
Series I (Note 6 (b))	(900)	(291)	-	-
Series J (Note 6 (a))	(320)	(102)	-	-
Repayment of notes:
Series G (Note 6 (d))	(60)	(51)	-	-
Series E (Note 6 (f))	(375)	(375)	-	-
Closing balance	$2,555	$1,894	$3,455	$2,143

Current portion of notes - Series G	$1,650	$1,476	$375	$343
Long-term portion of notes	905	418	3,080	1,800
	$2,555	$1,894	$3,455	$2,143

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

Conversion features on secured subordinated notes including conversion feature of attached warrants	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
	Common Shares	Fair Value	Common Shares	Fair Value
	(in thousands)
Opening balance	27,156	$1,513	13,781	$992
Issuance of notes:
Series I	-	-	16,000	668
Series J	10,067	553	-	-
Conversion of notes:
Series H	-	-	(2,625)	(147)
Series I (Note 6 (b))	(12,000)	(500)	-	-
Series J (Note 6 (a))	(4,267)	(235)	-	-
Repayment of notes:
Series G (Note 6 (d))	(290)	(22)	-	-
Series E (Note 6 (f))	(1,608)	(150)	-	-
Closing balance	19,058	$1,159	27,156	$1,513

7.    SHARE CAPITAL

       a)    Authorized
            Unlimited number of common shares
            Unlimited number of preference shares - issuable in series

b)   Outstanding

Common Shares	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
	Shares	Amount	Shares	Amount
	(in thousands of shares and dollars)
Opening balance	74,120	$100,859	69,870	$100,052

Shares issued pursuant to:
Private placement (Note 7 (c))	-	-	2,500	468
Conversion of debentures (Note 6)	8,133	799	1,750	339
Payment of interest (Note 7 (d))	431	73	-	-
Closing balance	82,684	$101,731	74,120	$100,859

       c)    Private Placement

On February 23, 2005, the Company completed a transaction resulting in the issuance of 2.50 million common shares at a price of $0.23 per share and 1.25 million share-purchase warrants, exercisable into one common share at a price of $0.40, for gross proceeds of $575,000 and net proceeds of $570,000. Net proceeds of $444,000 were allocated to the common shares and the balance of $126,000 to warrants. The warrants expire on February 23, 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

A reduction to the financing costs related to a private share placement in December 2004, resulted in a $24,000 increase to the amount of share capital in the third quarter of 2005.

d)    Payment of Interest

Upon conversion of Series I notes, accrued interest in the amount of $60,000 was settled through the issuance of 361,000 common shares.

Upon conversion of Series J notes, accrued interest in the amount of $13,000 was settled through the issuance of 70,000 common shares.

8.    CONTRIBUTED SURPLUS

       The following table summarizes the transactions within contributed surplus.

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	(in thousands)
Opening balance	$1,555	$1,282

Allocation of unamortized deferred charges upon conversion of secured subordinated notes	(51)	(13)
Allocation of recorded value of expired warrants (Note 9 (b))	66	286
Allocation of recorded value of expired options	59	-
Repayment of secured subordinated notes (Note 8 (a))	170	-
Closing balance	$1,799	$1,555

a)
During the quarter ended June 30, 2006, the Company repaid Series G notes totaling $60,000 (Note 6 (d)). As a result, conversion features valued at $22,000, partially offset by unamortized deferred charges valued at $2,000, were allocated to contributed surplus.

During the quarter ended September 30, 2006, the Company repaid Series E notes totaling $375,000 (Note 6 (f)). As a result, conversion features valued at $150,000 was allocated to contributed surplus.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

9.    WARRANTS

a)    A summary of the changes in the warrants issued and outstanding is as follows:

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
	Number	Amount	Number	Amount
	(in thousands of shares and dollars)
Opening balance	8,854	$278	11,512	$405

Warrants issued pursuant to:
Private placement (Note 7 (c))	-	-	1,250	126
Conversion of debentures (Series J - Note 6 (a), Series I - Note 6 (b), Series H - Note 9 (c))	8,133	328	875	33
Warrants cancelled (Note 9 (b))	(923)	(66)	(4,783)	(286)
Closing balance	16,064	$540	8,854	$278

b)      On December 13, 2002, the Company issued 2 million warrants, with an exercise price of $0.45 per warrant, to a key customer as part of a strategic marketing agreement. These warrants, of which 1.25 million had vested, expired unexercised on January 5, 2005 and were accordingly cancelled.

On April 25, 2002, the Company issued 50,000 warrants, with an exercise price of $US 0.35 per warrant, as partial consideration for funding and due diligence services. These warrants expired unexercised on April 25, 2005 and were accordingly cancelled.

On June 13, 2005, the Company extended the expiry date of the 2,733,000 warrants, with an exercise price of $0.40 per warrant, that were issued on June 26, 2003. The original expiry date of June 26, 2005 was extended to September 26, 2005. These warrants expired unexercised on September 26, 2005 and were accordingly cancelled.

On August 19, 2003, the Company issued 30,000 warrants, with an exercise price of $0.50 per warrant, in consideration for professional fees related to the issuance of Series E notes. These warrants expired unexercised on August 19, 2006 and were accordingly cancelled.

During 2004, the Company issued a total of 893,000 common share-purchase warrants with an exercise price of $0.50 and an expiry date of August 19, 2006 in connection with the issuance of Series E notes. These warrants expired unexercised on August 19, 2006 and were accordingly cancelled.

c)      During 2005, the Company issued a total of 875,000 common share-purchase warrants with an exercise price of $0.40 and an expiry date of October 21, 2008, as the result of the conversion of Series H notes.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

10.    STOCK OPTIONS

a)
As at September 30, 2006, 2.22 million stock options were outstanding to employees and directors of which 1.46 million were exercisable. As at December 31, 2005, 2.99 million stock options were outstanding to employees and directors, of which 1.50 million were exercisable.

b)
On January 25, 2005, the Company granted 1.50 million stock options to employees, officers and directors. The options have an exercise price of $0.22 and expire on January 25, 2010. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 1.36 million of the options granted. Approximately 182,000 of these options vested in the second quarter of 2006 (Q2 of 2005 - 227,000), representing the final vesting period of these non-performance based options. The remaining 139,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of the performance-based options have vested as at September 30, 2006.

On December 22, 2005, the Company granted 1 million stock options to certain employees, officers and directors of the Company. The options have an exercise price of $0.16 and expire on December 22, 2008. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 500,000 of the options granted. Of these options, 400,000 vest quarterly over a four-quarter period and 100,000 were cancelled in the quarter ended March 31, 2006. During the third quarter of 2006, an additional 100,000 of the non-performance options vested. The remaining 500,000 performance-based options were granted to an officer and director of the Company and will vest upon the achievement of specific Company performance objectives. During the third quarter of 2006, 150,000 of these performance-based options vested.

On June 21, 2006, the Company granted 50,000 stock options to certain employees of the Company. The options have an exercise price of $0.15 and expire on June 21, 2011. Approximately 13,000 of these options vested in the third quarter of 2006, with the same number of options to be vest in the subsequent quarters.

On August 4, 2006, the Company granted 500,000 stock options to employees, officers and directors. The options have an exercise price of $0.15 and expire on August 4, 2011. The options are comprised of two categories: non-performance based options and performance based options. The non-performance based options account for 460,000 of the options granted. Approximately 229,000 of these options vested in the third quarter of 2006. The remaining 40,000 performance-based options were granted to certain Company officers and will vest upon the achievement of specific Company performance objectives. None of the performance-based options have vested as at September 30, 2006.

The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting. For the three month periods ended September 30, 2006 and September 30, 2005, the employee stock option expense was $42,000 and $14,000, respectively. For the nine month periods ended September 30, 2006 and September 30, 2005, the employee stock option expense was $114,000 and $46,000, respectively.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

The Company determined the fair value of employee stock option grants using the Cox-Rubinstein binomial valuation model with the following assumptions on a weighted average basis:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Dividend yield	-	-	-	-
Risk free interest rate	4.19	-	4.21	3.86
Expected volatility	87.19%	-	87.27%	96.60%
Expected term, in years	5	-	5	4.83

11.     OTHER INCOME

During the quarter ended March 31, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

12.     SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, that is, the design and delivery of software solutions for use by its customers. The single reportable operating segment derives its revenues from the sale of software licenses and related services. Sales for each regional segment are based on the location of 3rd party customer.

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom. Information about the Company’s geographical net revenues and long-term assets is set forth below:

Long-term Assets by Geographic Regions:	September 30, 2006		December 31, 2005
	Capital Assets	Other Assets	Capital Assets	Other Assets
			(Restated - note 3)
	(in thousands)
North America	$88	$55	$42	$156
Ireland and U.K.	-	-	3	-
Assets from discontinued operations (Note 3)	-	-	56	-
	$88	$55	$101	$156

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For the Three and Nine Month Periods Ended September 30, 2006 and 2005
(in Canadian dollars)

Net Revenue by Geographic Regions:	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
		(Restated - note 3)		(Restated - note 3)
	(in thousands)
North America	$149	$173	$416	$495
Ireland and U.K.	73	88	347	280
Revenue from discontinued operations (Note 3)	-	858	2,399	3,171
	$222	$1,119	$3,162	$3,946

 Two customers accounted for 75% (September 30, 2005 - three customers accounted for 75%) of revenues for the quarter ended September 30, 2006 and one customer accounted for 52% (December 31, 2005 - three customers accounted for 73%) of trade receivables as at September 30, 2006.

13.    CHANGES IN NON-CASH OPERATING WORKING CAPITAL

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
		(Restated - note 3)		(Restated - note 3)
	(in thousands)
Accounts receivable	$134	$28	$170	$254
Deposits and prepaid expenses	13	66	51	20
Accounts payable	(243)	23	(302)	157
Accrued liabilities	(4)	(24)	79	(97)
Deferred revenue	(96)	3	10	60
	$(196)	$96	$8	$394

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 7 (d))	$1	$-	$73	$-
Reduction in advances from related parties from conversion of secured subordinated notes (Note 5)	-	-	(45)	-

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

OVERVIEW

Northcore Technologies Inc., formerly ADB Systems International Ltd. (“Northcore” or the “Company”) provides core asset solutions that help organizations source, manage and sell their capital equipment. Northcore works with a growing number of customers and partners in a variety of industry verticals including government, healthcare, manufacturing, financial services, and oil and gas.

Our integrated solutions are designed to help our customers get full value from their capital assets by helping to:
•	Streamline sourcing/procurement activities while reducing purchasing costs;
•	Schedule preventative and corrective maintenance activities, eliminating unnecessary operational downtimes and reducing maintenance costs;
•	Manage inventory of materials more effectively, resulting in reduced purchase costs, improved access to supplies, and easier tracking of assets regardless of their location;
•	Generate higher yield for surplus assets that are disposed or sold on-line;

Current customers and partners include GE Commercial Finance, Commercial Equipment Financing (“GE CEF”), Halliburton Energy Resources, Paramount Resources and Trilogy Energy Trust.

Through our wholly owned subsidiary, ADB Systems USA, Inc., Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE’s Asset Manager”), a joint venture launched with GE CEF.

The Company's shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

DEVELOPMENTS OF THE THIRD QUARTER OF 2006

In addition to our financial performance, we realized a number of operating achievements in the quarter, notably:
•
We signed an application development with GE Commercial Finance to provide technology that will streamline the remarketing of end-of-lease assets and improve data interactions among a number of existing GE information systems.

•	Our joint venture with GE provided asset disposition services to support the sale of manufacturing equipment of Canning Vale Weaving Mills Ltd., an Australian textile manufacturer.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

Information Regarding Forward-looking Statements

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:
•	our ability to raise additional funding if needed;
•	our ability to repay our debt to lenders;
•	volatility of the stock markets and fluctuations in the market price of our stock;
•	risks associated with international operations;
•	our ability to develop appropriate strategic alliances and successfully develop and implement technology;
•	our ability to gain acceptance of our products and services;
•	our ability to respond to competitive factors and technological changes;
•	our ability to introduce new technology offerings and services;

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, Annual Information Form, and Management Information Circular, may also cause our results to differ materially from expectations. Additional information relating to the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

We encourage you to carefully review these risks, as outlined, to evaluate your existing or potential investment in our securities.

RESULTS OF CONTINUING OPERATIONS

Comparison of the Quarters Ended September 30, 2006 and September 30, 2005

The following commentary compares the unaudited consolidated financial results for the three month periods ended September 30, 2006 and September 30, 2005 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview: The loss from continuing operations for the third quarter of 2006 was $640,000, or $0.01 per share, compared to a loss from continuing operations of $861,000, or $0.01 per share for the same quarter of 2005. The improvement in loss from continuing operations for the quarter was mainly due to lower operating expenses for the third quarter of 2006, which declined from $957,000 to $691,000, a decrease of $266,000 or 28 percent when compared to the same period last year.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training. Overall revenue decreased by $39,000 to $222,000 for the quarter ended September 30, 2006 from $261,000 for the quarter ended September 30, 2005. The decline was the result of revenue decreases of $24,000 and $15,000 in the North American and Ireland/UK regions, respectively. The decline in the North American region was attributable to lower implementation revenue, whereas the decline in the Ireland/U.K. revenue resulted primarily from reduced hosting revenue.

General and Administrative Expenses: General and administrative expenses decreased by $182,000 from $592,000 for the quarter ended September 30, 2005 compared to $410,000 for the quarter ended

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

September 30, 2006, a decrease of 31 percent. Major savings over the same period last year include reduction in staffing in Ireland and North America, lower rent and occupancy costs due to office relocations, lower professional fees and foreign exchange gains.

Customer Service and Technology Expenses: Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services. For the quarter ended September 30, 2006 these costs amounted to $151,000 compared with $205,000 for the third quarter of 2005, a decrease of $54,000 or 26 percent. The decrease in costs is due primarily to the decrease in staffing levels in Ireland.

Sales and Marketing Expenses: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended September 30, 2006 sales and marketing costs amounted to $65,000, as compared to $122,000 in the same period of 2005, a decline of $57,000 or 47 percent. The decline is due primarily to the decrease in staffing levels in North America and Ireland.

Employee Stock Options: The 2006 employee stock option expense represents the fair value of the stock options vesting from the August 4, 2006, June 21, 2006, December 22, 2005 and January 25, 2005 grants of 500,000, 50,000, 1 million and 1.5 million stock options respectively. For the quarter ended September 30, 2006, employee stock option expense amounted to $42,000, as compared to $14,000 in the same period of 2005, an increase of $28,000. This increase was due to the expenses associated with the above noted option grants.

Depreciation and Amortization: Depreciation and amortization expense was $23,000 for the quarter ended September 30, 2006 as compared to $24,000 for the quarter ended September 30, 2005.

Interest Expense: Interest expense was $177,000 for the quarter ended September 30, 2006, compared to $164,000 for the same quarter of 2005. The interest expense for 2006 included a cash interest expense of $78,000 and a non-cash interest expense of $99,000 related to the Series E, G, H, I, and J notes. The interest expense for 2005 included a cash interest expense of $73,000 and a non-cash interest expense of $91,000 related to the Series E, G, H, and I notes.

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $672,000 for the third quarter of 2006 as compared to cash outflows of $635,000 from operating activities in the third quarter of 2005. The higher cash outflow number for the third quarter of 2006 is primarily the result of a decrease in working capital due to significant reduction in accounts payable.

Cash Flows from Investing Activities: Investing activities produced cash outflows of $59,000 for the quarter ended September 30, 2006. Cash flows from investing activities were the result of acquisition of new capital assets during the quarter. There was no acquisition of capital assets in the same period of last year.

Cash Flows from Financing Activities: In the third quarter of 2006, financing activities created a cash outflow of $438,000 resulting from the repayment of Series E notes with a face value of $375,000 and the repayment of $63,000 in advances from related parties. In the third quarter of 2005, financing activities generated total cash inflows of $1.11 million. The issuance of the Series I notes produced cash inflows of $1.06 million, net of related deferred finance costs. The Company also received $47,000 in advances from related parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

Summary of Quarterly Results

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the unaudited consolidated financial statements contained elsewhere in this interim report and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict future performance. These results have been restated as a result of the disposal of ADB Systemer in June 2006. See Note 3 to the interim consolidated financial statements.

Quarter ended	Sep 30 2006	June 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	June 30 2005	Mar 31 2005	Dec 31 2004
(in thousands of Canadian dollars, except per share amounts)

Revenue	$222	$170	$372	$510	$261	$244	$270	$490
Operating expenses:
General and administrative	410	498	443	419	592	841	707	518
Customer service and technology	151	159	165	219	205	200	214	210
Sales and marketing	65	120	137	126	122	127	131	124
Employee stock options	42	37	35	59	14	16	16	-
Depreciation and amortization	23	20	25	27	24	23	21	45
Losses on disposal of capital assets	-	-	-	2	-	(2)	-	-
Other income	-	-	-	-	-	-	(42)	-
Total operating expenses	691	834	805	852	957	1,205	1,047	897
Loss from continuing operations before the under-noted	(469)	(664)	(433)	(342)	(696)	(961)	(777)	(407)
Interest expense:
Cash interest expense	78	93	107	98	73	70	71	77
Accretion of secured subordinated notes	99	123	145	128	91	91	95	92
Interest income	(6)	(5)	-	-	-	-	-	-
	171	211	252	226	164	161	166	169
Loss from continuing operations	(640)	(875)	(685)	(568)	(860)	(1,122)	(943)	(576)
Income (Loss) from discontinued operations	-	1,918	205	(218)	60	(58)	206	(196)
Net income (loss) for the period	$(640)	$1,043	$(480)	$(786)	$(800)	$(1,180)	$(737)	$(772)
Loss Per Share From Continuing Operations - Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)
Net Earnings (Loss) Per Share - Basic and Diluted	$(0.01)	$0.01	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

Comparison of the Nine Month Periods Ended September 30, 2006 and September 30, 2005

The following commentary compares the unaudited consolidated financial results for the nine month periods ended September 30, 2006 and September 30, 2005 and analyzes significant changes in the consolidated statements of operations and consolidated statements of cash flows.

Overview: The year-to-date loss from continuing operations was $2.20 million, or $0.03 per share for 2006, compared to a loss of $2.92 million, or $0.04 per share for the same period of 2005. The improvement in loss from continuing operations for the nine months ended September 30, 2006 was mainly due to lower operating expenses, which declined from $3.21 million to $2.33 million, a decrease of $879,000 or 27 percent when compared to the same period last year.

Revenue: Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Overall revenue slightly decreased by $12,000 to $763,000 for the nine months ended September 30, 2006, from $775,000 of the same period of 2005, a decrease of two percent.

General and Administrative Expenses: General and administrative expenses decreased by $789,000 to $1.35 million for the nine month period ending September 30, 2006 from $2.14 million for the same period in 2005, a decrease of 37 percent. Major savings over the same period last year include reduction in staffing in Ireland and North America, lower rent and occupancy costs due to office relocations and a North American rebate of utility and property taxes, lower professional fees and investor relations expenses due to reduced reliance on outside contractors, and a lower provision for doubtful accounts receivable.

Customer Service and Technology Expenses: Customer service and technology expenses decreased by $144,000 to $476,000 for the nine months ended September 30, 2006, compared to $620,000 for the same period of 2005, a decrease of 23 percent. The decrease in costs is due primarily to the decrease in staffing levels in Ireland.

Sales and Marketing Expenses: Sales and marketing expenses decreased by $58,000 to $321,000 for the nine months ended September 30, 2006, compared to $379,000 for the same period of 2005, a decrease of 15 percent. The decrease in costs is due primarily to the decrease in staffing levels in North America and Ireland.

Employee Stock Options: The 2006 employee stock option expense represents the fair value of the stock options vesting from the August 4, 2006, June 21, 2006, December 22, 2005 and January 25, 2006 grants of 500,000, 50,000, 1 million and 1.5 million stock options respectively. For the nine months ended September 30, 2006, employee stock option expense amounted to $114,000, as compared to $46,000 in the same period of 2005, an increase of $68,000. This increase was due to the expenses associated with the August 4, 2006, June 21, 2006 and December 22, 2005 grants.

Depreciation and Amortization: Depreciation and amortization expense was $68,000 for the nine months ended September 30, 2006, consistent with the same period of 2005.

Other Income: During the nine month period ended September 30, 2005, the Company received non-recurring proceeds in the amount of $42,000, related to on-line retail activities that had been carried out prior to October 2000.

Interest Expense: Interest expense was $645,000 for the nine months ended September 30, 2006, compared to $491,000 for the same period of 2005. The interest expense for 2006 included a cash interest expense of $278,000 and a non-cash interest expense of $367,000 related to the Series E, G, H, I, and J notes. The interest expense for 2005 included a cash interest expense of $214,000 and a non-cash interest expense of $277,000 related to the Series E, G, H, and I notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

Cash Flows from Operating Activities: Operating activities resulted in cash outflows of $1.64 million for the first nine months of 2006 as compared to cash outflows of $2.14 million from operating activities in the same period of 2005. The improvement in cash outflows is primarily the result of significant savings in operating expenses.

Cash Flows from Investing Activities: Investing activities produced cash outflows of $63,000 for the nine months ended September 30, 2006 as compared to outflows of $34,000 for the same period of 2005. Cash flows from investing activities were the result of acquisition of new capital assets during both periods.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $185,000 for the nine months ended September 30, 2006, as compared to cash inflows of $1.77 million for the same period of 2005. The 2006 cash inflows were the result of proceeds in the amount of $750,000 from the issuance of the Series J notes, partially offset by repayments in Series E notes with a face value of $375,000, Series G notes with a face value of $60,000, and advances from related parties in the amount of $130,000. The 2005 cash inflow resulted from the issuance of common shares and common share-purchase warrants through a private placement for net proceeds of $570,000, Series I notes for net cash proceeds of $1.06 million, and advances from related parties in the amount of $139,000.

DISCONTINUED OPERATIONS

On May 18, 2006, the Company entered into an agreement with ADB Systemer Holding AS (the “Buyer”), to sell 100 percent of the Company's interest in its Norwegian subsidiary ADB Systemer AS, (“ADB Systemer”) for NOK 15,000,000 or approximately Canadian $2.68 million in cash subject to shareholder approval. As compensation for the transfer of UK contracts to the Buyer, the Company will receive a royalty of 10% of net annual sales from the contracts for a period of four years from the sale closing date. Certain shareholders of the Buyer were employees or executive officers of ADB Systemer and shareholders of the Company. On June 21, 2006 the Company received approval from shareholders at its annual general meeting to proceed with the sale of ADB Systemer, which closed on June 30, 2006. Sale of the shares of ADB Systemer include sale of the ADB Systems name. Following the sale of ADB Systemer, the Company will retain access to all existing technology that will be used to service existing customers. In addition, the Company obtained Shareholder approval to change its name to Northcore Technologies Inc. by filing Articles of Amendment upon closing of the sale of ADB Systemer.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company’s discontinued operations.

Balance Sheet	September 30, 2006	December 31, 2005
	(in thousands of Canadian dollars)
Current assets	$-	$1,114
Long-term assets	-	56
Current liabilities	-	(894)
Net assets from discontinued operations	$-	$276

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

Income Statement	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(in thousands of Canadian dollars, except per share amounts)
Revenue	$-	$858	$2,399	$3,171
Income from operations	-	60	331	209
Gain from disposition of discontinued operations	-	-	1,792	-
Income from discontinued operations	$-	$60	$2,123	$209
Income per share from discontinued operations, basic and diluted	$-	$-	$0 .03	$-

Statement of Cash Flows	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
	(in thousands of Canadian dollars)
Operating activities	$-	$(172)	$(317)	$462
Investing activities - Proceeds from disposition of discontinued operations	-	-	2,643	-
Financing activities	-	-	-	-
Cash (deficiency) from discontinued operations	$-	$(172)	$2,326	$462

Since 2001 when ADB Systemer was acquired, it was expected that ADB Systemer would complement our technology portfolio enabling us to offer customers full lifecycle asset optimization capability. Additionally, we expected ADB Systemer to be a steady performer, generating moderate profits and growth while other areas of ADB business, with larger growth and profit potential, were being developed.

Over the past two years it had been expected that North American lifecycle asset management software licensing and the joint venture with GE would begin to grow, both strategically and financially. Although financial results were slower than anticipated, on the strategic front, there is little doubt that GE based relationships formed in 2004 and 2005 were essential foundations for increased levels of deal flow and strategic activity early in 2006.

Management is now confident that this heightened level activity through our GE joint venture and emerging opportunities in the North American government and oil and gas sectors will continue through 2006 and beyond. By increasing our focus on these areas, and the sale of our share in Norway, we believe that we will be able to maximize growth potential and fund our operations through to profitability.

Following the sale of ADB Systemer, the Company continues to develop its activities in the oil and gas industry in Western Canada, building on successful relationships with Paramount and Trilogy within the broader context of this sector’s strong economic growth. Recent Calgary-based seminars and meetings have yielded new opportunities among potential clients who are interested in our materials transfer technology. New opportunities have also emerged for the Company in the North American government sectors. Other organizations around the world remain customers using our maintenance software and have been targeted for possible technology upgrades. We continue to have access to all ADB software through long-term agreements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

Most notably, we expect to benefit from an increased focus on GE’s Asset Manager, the joint venture we established with GE in 2004. Many client relationships and strategic developments related to the joint venture have now progressed to the stage where we feel that by devoting further management attention to these opportunities we will see greater growth and profit potential than would be the case if we had retained ownership of the Norway business. With the cash compensation received from the sale, we expect the Company to be well funded operationally without further dilution to our shareholders.

RELATED PARTY TRANSACTIONS

During the quarter ended September 30, 2006, the following related party transactions occurred:
•	The Company repaid $63,000 in advances from related parties.
•	The Company accrued $1,000 in interest payable relating to amounts due to related parties.
•	The Company paid $7,000 in interest relating to the secured subordinated notes to related parties.
•	The Company paid $15,000 in advisory fees to a director in connection with the sale of ADB Systemer.

During the nine months ended September 30, 2006, the following related party transactions occurred:
•	The Company issued $105,000 of Series J notes to three directors/officers, of which, $45,000 was for the settlement of advances from related parties.
•	The Company repaid $85,000 in advances from related parties.
•	The Company accrued $1,000 in interest payable relating to amounts due to related parties.
•	The Company paid $7,000 in interest relating to the secured subordinated notes to related parties.
•	The Company paid $15,000 in advisory fees to a director in connection with the sale of ADB Systemer.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, sales of equity to and investments from strategic partners, gains from investments and option exercises. Since inception, the Company has received aggregate net proceeds of $90.1 million from debt and equity financing and has realized net proceeds of $26.4 million from investment disposals. The Company has not earned profits to date and, at September 30, 2006, has an accumulated deficit of $108.4 million. The Company expects to incur losses further into 2006 and there can be no assurance that it will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. The Company has historically relied on non-operational sources of financing to fund its operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. Management's business plan continues to anticipate a significant increase in revenue and operating cash flow, particularly from North American business currently under development, but there is no assurance that these objectives will be met.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

Current assets of $1.06 million were exceeded by current liabilities (excluding deferred revenue) of $2.45 million at the end of the third quarter of 2006 by $1.39 million. Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash and cash equivalents decreased by $1.17 million to $866,000 as at September 30, 2006 from $2.04 million as at June 30, 2006. This decrease in cash and cash equivalents was the result of the activities described in the Results of Continuing Operations section above.

CONTRACTUAL OBLIGATIONS

As at September 30, 2006, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(in thousands of Canadian dollars)	Total	Remainder of 2006	2007	2008	2009	2010	2011 and thereafter

Operating leases	$510	$44	$178	$160	$128	$-	$-
License agreements	280	28	112	112	28	-	-
Secured subordinated notes -principal repayment (a)	2,555	-	1,820	-	-	300	435
Secured subordinated notes - interest payment (a),(b)	1,005	33	649	-	-	132	191
	$4,350	$105	$2,759	$272	$156	$432	$626

(a)	These amounts assume that the notes will be held to maturity.
(b)	Assumes first year of Series I and J interest payable, can be fully settled by the issuance of shares.

CRITICAL ACCOUNTING ESTIMATES

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan. Management's business plan continues to anticipate a significant increase in revenue and operating cash flow, particularly from North American business currently under development, but there is no assurance that these objectives will be met.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

REVENUE RECOGNITION

The Company’s revenues are derived from software license fees, implementation, training and consulting services, product maintenance and customer support, and software development, and hosting fees. Fees for services are billed separately from licenses of the Company’s product. The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (SOP) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA EIC 141, which is analogous to Staff Accounting Bulletin (SAB) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus on EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:
•    persuasive evidence of an arrangement exists;
•    delivery has occurred;
•    the fee is fixed or determinable; and
•    collectibility is probable.
Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services. When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles. When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature. VSOE used in determining fair value for installation, implementation and training based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task. VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates. The revenue allocable to the software license is recognized when the revenue criteria are met. The revenue allocable to the consulting services is recognized as the services are performed.

Service Revenue
Service revenue consists of the following types of revenues:

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting service and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: November 10, 2006

Services revenue from maintenance and support is recognized when the services are performed. Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

Software Development Fees
Typically, development of software for our customers is provided based on a predetermined fixed rate basis. Revenue is recognized as time is incurred throughout the development process.

Hosting Fees
The Company earns revenue from the hosting of customer websites. Under our existing hosting contracts, we charge customers a recurring periodic flat fee. The fees are recognized as the hosting services are provided.

CORPORATE DIRECTORY

Directors
T. Christopher Bulger (1), (2), (3)
CEO, Megawheels

Duncan Copeland (1), (2), (3)
President, Copeland and Company

David Gelineau (2), (3)
Account Executive, Donna Cona

Jeffrey Lymburner
Chief Executive Officer

Jim Moskos
President, Northcore Technologies Group

Rick Robertson (1)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

Officers
Jeffrey Lymburner
Chief Executive Officer

Jim Moskos
President, Northcore Technologies Group

(1)    Member of the Audit Committee
(2)    Member of the Management Resources
         and Compensation Committee
(3)    Member of the Corporate Governance
        Committee

Northcore Technologies Offices
North America
Corporate Headquarters
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
1 888 287 7467

ADB Systems Limited
3000 Cathedral Hill
Guildford, Surrey GU2 7YB UK
+ 44 (0) 1483 243 577

Additional Shareholder
Information
www.northcore.com
investor-relations@northcore.com

Registrar and Transfer Agent
Equity Transfer Services
120 Adelaide Street West
Suite 420, Toronto, ON M5W 4C3

Auditors
KPMG LLP
Toronto, Ontario, Canada

Lawyers
Gowling Lafleur Henderson LLP,
    Toronto

Stock Exchange Listings
Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
Symbol: NTLNF
Shares Outstanding Issued: 82,684,186 September 30, 2006 © 2006 Northcore Technologies Inc